For immediate release	Exhibit No. 99.1

FAIRMONT HOTELS & RESORTS INC. TO PRESENT AT
JMP SECURITIES RESEARCH CONFERENCE

TORONTO, March 4, 2004 – Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) will participate in the JMP Securities Research Conference held in San Francisco on March 9, 2004. William R. Fatt, FHR’s Chief Executive Officer, will present at approximately 1:50 p.m. Eastern Time.

Interested participants can access a live audio webcast of the presentation and slide materials through FHR’s website at www.fairmont.com/investor. A replay of the presentation will be archived through to April 10, 2004. The webcast will last for approximately 35 minutes.

About Fairmont Hotels & Resorts Inc.
FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 83 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels Inc., North America’s largest luxury hotel management company, as measured by rooms under management. Fairmont manages 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Contact:	Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com